Exhibit 21.1

List of subsidiaries of JER Investors Trust Inc.

•	JER CRE CDO 2005-1 Depositor, LLC
•	JER CRE CDO 2005-1, Limited
•	JER CRE CDO 2005-1, LLC
•	JER TRS Holding Company Inc.
•	JER Investors Trust Finance Company I LLC
•	JER Investors Trust Finance Company II LLC